SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IXOS SOFTWARE AG

(Name of Issuer)

BEARER ORDINARY SHARES

(Title of Class of Securities)

46600V108

(CUSIP Number)

P. Thomas Jenkins

Open Text Corporation

185 Columbia Street West

Waterloo, Ontario

Canada N2L 5Z5

Telephone: (519) 888-7111

Facsimile: (519) 888-0677

With a copy to:

Bruce Deming, Esq.

Alison Nameth, Esq.

Farella Braun + Martel LLP

235 Montgomery Street

San Francisco, CA 94104

Telephone: (415) 954-4400

Facsimile: (415) 954-4480

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 46600V108

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Open Text Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power 5,737,000 9. Sole Dispositive Power None 10. Shared Dispositive Power 5,737,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,737,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.    SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the bearer ordinary shares, no par value (the “Bearer Shares”) of IXOS Software AG, a German stock corporation (the “Issuer”), whose principal address and principal executive office is located at Technopark 1, Bretonischer Ring 12, D-85630 Grasbrunn/Munich, Germany, and is filed by Open Text Corporation, an Ontario corporation (“Open Text”) with the Securities and Exchange Commission on October 30, 2003.

Item 2.    IDENTITY AND BACKGROUND

(a) – (c), (f) This Schedule 13D is filed by Open Text. The address of the principal business and principal offices of Open Text is 185 Columbia Street West, Waterloo, Ontario, Canada, N2L 5Z5. Open Text develops, markets, licenses and supports collaboration and knowledge management software for use on intranets, extranets and the Internet, enabling users to find electronically stored information, work together in creative and collaborative processes, perform group calendaring and scheduling functions, and distribute or make available to users across networks or the Internet the resulting work product and other information.

To the best of Open Text’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Open Text, as the case may be, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d) – (e) During the last five years, neither Open Text, nor, to its best knowledge, any of the executive officers or directors of Open Text, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the business combination agreement, dated October 20, 2003, entered into between the Issuer, Open Text and Acquisition Subsidiary (the “Business Combination Agreement”), 2016091 Ontario Inc., a wholly owned subsidiary of Open Text which was established for the sole purpose of acquiring the shares of Issuer (the “Acquisition Subsidiary”), will conduct a tender offer for all of the issued and outstanding Bearer Shares of Issuer. The acquisition will proceed via a tender offer (the “Tender Offer”) with each tendering IXOS shareholder electing consideration of either 9 Euro per Bearer Share (approximately US $10.46 as of October 20, 2003) or 0.5220 of Open Text common share for each Bearer Share tendered in the Tender Offer and 0.1484 of a warrant, each whole warrant exercisable to purchase one Open Text common share for up to one year after closing the transaction at a strike price of US $20.75 per share (the foregoing exchange ratios and the warrant strike price give effect to the stock dividend declared by the Board of Directors of Open Text Corporation of one common share for each common share held as of the close of business on October 22, 2003). As IXOS shareholders will be able to elect to receive either cash or Open Text securities, we cannot separately estimate those components of the purchase consideration to be paid in connection with the business combination. Based on recent exchange rates the total purchase consideration would be approximately $240 million US in cash assuming all IXOS shareholders elected to receive cash, excluding related transaction fees and expenses. Open Text currently intends to use its working capital and the proceeds of loan facilities, and the issuance of its equity securities as elected by the tendering shareholders of Issuer, to complete the Tender Offer.

Item 4.    PURPOSE OF TRANSACTION

Pursuant to the Business Combination Agreement Open Text and Acquisition Subsidiary agreed to launch the Tender Offer in accordance with the German Takeover Act, to purchase at least 67% of the Bearer Shares of the Issuer outstanding at the end of the day on which the Tender Offer period expires. Open Text and Acquisition Subsidiary agreed to offer Tender Offer consideration in cash, or, alternatively, at the option of the tendering shareholder, common shares of Open Text and warrants to purchase common shares of Open Text. The purpose of the Business Combination Agreement and the Tender Offer is for Open Text though Acquisition Subsidiary to acquire control of, and ultimately the entire equity interest in, Issuer.

The foregoing summary is qualified in its entirety by the reference to Exhibit 2, Business Combination Agreement between 2016091 Ontario, Inc., Open Text Corporation and IXOS Software AG, dated October 20, 2003, which is incorporated herein by reference.

Following completion of the Tender Offer, and in accordance with and to the extent permitted by German law, Open Text intends to acquire all Bearer Shares not tendered in the Tender Offer in order to achieve 100% ownership of Issuer. Following the Tender Offer, Open Text currently intends to operate the Issuer as a wholly-owned subsidiary of Open Text. Open Text has begun, and intends to continue, a review of Issuer and its assets, corporate structure, capitalization, operations, geographic locations, management and personnel to determine what changes would be desirable in order best to organize and integrate the activities of Issuer with Open Text and its affiliates. Open Text expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments.

Following the purchase of Bearer Shares in the Tender Offer and the anticipated acquisition of remaining Bearer Shares by Open Text following the Tender Offer, Issuer will no longer be publicly owned. Even if for some reason the subsequent acquisition of Bearer Shares does not take place, if Open Text purchases substantially all of the tendered Bearer Shares, they may be so few remaining stockholders and publicly held Bearer Shares that (i) the Bearer Shares may no longer be eligible to be quoted and traded on the German DAX or the Nasdaq Stock Market or any other securities market or exchange, (ii) there may not be any public trading market for the Bearer Shares, and (iii) Issuer may no longer be required to make filings with German regulatory authorities or the Securities and Exchange Commission (the “SEC”) or otherwise cease being required to comply with the SEC rules relating to publicly held companies.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) Pursuant to the terms of the Support Letter described in Item 6, Open Text possesses shared power to direct certain votes and to direct the disposition of 5,737,000 Bearer Shares held by the parties to that agreement, and Open Text thus may be deemed to beneficially own such Bearer Shares, which constitute approximately 26.7% of the issued and outstanding Bearer Shares. Open Text and Acquisition Subsidiary do not currently hold any outstanding Bearer Shares, nor to the best of their knowledge, is any executive officer or director of Open Text or Acquisition Subsidiary, the “beneficial owner” of any Bearer Shares, as such term is defined in Rule 13d-3 under the Exchange Act.

(c) Neither Open Text nor Acquisition Subsidiary, nor, to the knowledge of Open Text or Acquisition Subsidiary, any executive officer or director of Open Text or Acquisition Subsidiary, as the case may be, has engaged in any transaction in any Issuer Common Stock during the sixty-day period immediately preceding the date hereof.

(d) – (e) Not applicable.

Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO

                SECURITIES OF THE ISSUER

GAP LP, GAPCO II, KG and GapStar executed a support letter (the “Support Letter”), dated October 20, 2003, addressed to Open Text, pursuant to which each of GAP LP, GAPCO II, KG and GapStar agreed to (i) tender their Bearer Shares into the Tender Offer and not to withdraw such before the expiration of the Tender Offer period; (ii) avoid taking any action that would reduce the likelihood of success of the Tender Offer; and (iii) avoid encouraging or soliciting, in their capacity as shareholders of the Issuer, offers competing with Open Text’s tender offer; and (iv) pay an aggregate amount of (euro) 600,000 if (A) a competing offer is launched prior to or on March 1, 2004, (B) is consummated resulting in a majority of the Issuer’s share capital being acquired by a person other than Open Text, and (C) the price per Bearer Share paid by such competing bidder exceeds 20% the value of the Share and Warrant Consideration offered for each Bearer Share. In addition, each of GAP LP, GAPCO II, KG and GapStar agreed in the Support Letter (i) not to sell, assign, transfer or pledge (subject to certain exceptions) any of the shares or warrants of Open Text they may receive in the Tender Offer, and (ii) (A) to release the Issuer, affiliates, successors and assigns of claims they may have under the participation agreement, dated August 12, 2002, entered into by GAP LP, GAPCO II, KG, GapStar and the Issuer, and the registration rights agreement dated August 12, 2002, entered into by GAP LP, GAPCO II, KG, GapStar and the Issuer, and (B) to represent that they had not initiated any claims under these agreements and that, to the best of their actual knowledge, without investigation, there was no factual basis or circumstances that would support such claims. The Support Letter executed by GAP LP, GAPCO II, KG and GapStar was also signed by the Issuer.

The foregoing summary of the support letter executed by each of GAP LP, GAPCO II, KG and GapStar and the Issuer is qualified in its entirety by the reference to Exhibit 1, which is incorporated herein by reference.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as exhibits to this Schedule 13D:

(1) Support Letter Agreement issued by GAP LP, GAPCO II, KG and GapStar and accepted and agreed to by Open Text Corporation, dated October 20, 2003;

(2) Business Combination Agreement between 2016091 Ontario, Inc., Open Text Corporation and IXOS Software AG, dated October 20, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 20, 2003

Open Text Corporation

By:	/S/ P. THOMAS JENKINS

Name: P. Thomas Jenkins
Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule I

Directors and Executive Officers of Open Text Corporation

Name, Employer and Address	Title, Present Principal Occupation or Employment	Citizenship

P. Thomas Jenkins Open Text Corporation 185 Columbia Street West Waterloo, Ontario Canada N2L 5Z5	Director, Chairman and Chief Executive Officer of Open Text Corporation	Canadian

John Shackleton Open Text Inc. 2201 South Waukegan Road Bannockburn, IL 60015-1577	Director and President of Open Text Corporation	British

Richard C. Black Helix Investments Canada Inc. 38 Old Mill Road Toronto, Ontario M6S 4J9	Director of Open Text Corporation and Vice-President of Helix Investments Canada Inc.	Canadian

Randy Fowlie Inscriber Technology Corporation 26 Peppler Street Waterloo, Ontario Canada N2J 3C4	Director of Open Text Corporation and Chief Operating Officer and Chief Financial Officer, Inscriber Technology Corporation	Canadian

Peter Hoult Peter Hoult Management Consultants 420 Stone Currie Drive Hillsborough, NC 27278-9002	Director of Open Text Corporation and Strategic Business Consultant of Peter Hoult Management Consultants	British, Canadian and a permanent resident of the United States

Brian Jackman Open Text Corporation 185 Columbia Street West Waterloo, Ontario Canada N2L 5Z5	Director of Open Text Corporation	United States

David Johnston University of Waterloo 200 University Ave. West Waterloo, Ontario Canada N2L 3G1	Director of Open Text Corporation and President, Vice-Chancellor and Professor of the University of Waterloo	Canadian

Ken Olisa Interregnum Plc 22-23 Old Burlington Street London, United Kingdom W1S 2JJ	Director of Open Text Corporation and Chairman and Chief Executive Officer, Interregnum Plc.	British

Stephen J. Sadler Enghouse Systems Limited 80 Tiverton Court, Suite 800 Markham, Ontario Canada L3R OG4	Director of Open Text Corporation and Chairman and Chief Executive Officer, Enghouse Systems Limited (a software engineering company)	British

Michael Slaunwhite Halogen Software Inc. 17 Auriga Drive Ottawa, Ontario Canada K2E 7T9	Director of Open Text Corporation and Chairman and Chief Executive Officer, Halogen Software Inc. (a services and software company)	Canadian

Alan Hoverd Open Text Corporation 38 Leek Crescent Richmond Hill, Ontario L4B 4N8	Chief Financial Officer of Open Text Corporation	Canadian

Sheldon Polansky Open Text Corporation 38 Leek Crescent Richmond Hill, Ontario L4B 4N8	Vice President, General Counsel and Secretary of Open Text Corporation	Canadian

Michael Farrell Open Text Inc. 2201 South Waukegan Road Bannockburn, IL 60015-1577	Executive Vice President, Worldwide Sales and Marketing of Open Text Corporation	Canadian

Anik Ganguly Open Text Inc. 38777 West Six Mile Road Livonia, MI 48152-2694	Executive Vice President, Products of Open Text Corporation	Citizen of India and permanent resident of the United States

Kirk Roberts Open Text Corporation 185 Columbia Street West Waterloo, Ontario Canada N2L 5Z5	Executive Vice President of Worldwide Services of Open Text Corporation	Canadian